UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EKIMAS Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28265K205

(CUSIP Number)

Henrik Rouf

Islands Brygge 75B, P1

DK-2300 Copenhagen S, Denmark

(+45) 2112 2111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28265K205	13D	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Rouf Reddington Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 778,618
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 778,618
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 28265K205	13D	Page 2 of 4 Pages

Item 1. Security and Issuer.

The issuer is EKIMAS Corporation (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

All share and per-share amounts in this Schedule reflect a 1-for-50 reverse stock split effectuated on March 8, 2022.

Item 2. Identity and Background.

(a) This Statement is being filed by Henrik Rouf and Reddington Partners LLC (“Reddington”) (collectively, the “Reporting Person”).

(b) The Reporting Person’s business address is: Islands Brygge 75B, P1, DK-2300 Copenhagen S, Denmark.

(c) Mr. Rouf is manager and sole owner of Reddington, a financial advisory firm.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rouf is a citizen of Denmark. Reddington is a California limited liability company.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On October 12, 2021, EKIMAS Corporation, a Delaware corporation (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) between the Company and Reddington Partners LLC, a California limited liability company (“Reddington”) providing for the purchase from the Company by Reddington of shares of the Company’s common stock in two tranches. Pursuant to the SPA, each of Michael Adams, Michael Barretti, William J. O’Neill, Jr. and David Volpe (the “Principal Stockholders”) entered into a Voting Agreement with Reddington (the “Voting Agreements”).

The sale of the first tranche of 21,136,250 shares was consummated on October 12, 2021 (the “First Closing”). At the First Closing, the Principal Stockholders entered into the Voting Agreements with Reddington, covering an aggregate of 4,434,240 shares. As a result of these transactions, Reddington obtained ownership or voting power over a total of 25,570,490 shares, constituting 51.8% of the total outstanding shares. Accordingly, Reddington became the majority stockholder of the Company.

Pursuant to the SPA, the Company effectuated a 1-for 50 reverse stock split on March 11, 2022 (the “Reverse Split”). As set forth in the SPA, Reddington purchased an additional 4,691,750 post-Reverse Split shares of common stock from the Company. After the issuance thereof Reddington owned 90% of the total issued and outstanding shares of the Company’s common stock. As of the closing of the second tranche purchase (the “Second Closing”), the Voting Agreements terminated.

The purchase price for both tranches of shares was $400,000. At the First Closing, Reddington paid the Company $200,000, $100,000 of which was required to be applied to the payment of accrued and unpaid liabilities of the Company as of the First Closing date, and $100,000 of which is for working capital purposes. The remaining $200,000 was deposited to an escrow account with an independent escrow agent (the “Escrow Account”). At the Second Closing, if the $100,000 designated to pay for accrued and unpaid liabilities was not sufficient, funds from the Escrow Account were to be used to pay the remainder of such liabilities. At the Second Closing, Reddington paid the Company an additional $200,000. Pursuant to the SPA, any funds remaining after the payment of the accrued and unpaid liabilities, if any, and all funds in the Escrow Account, were to be combined and used solely for a special one-time cash distribution (the “Special Distribution”) by the Company, through a paying agent reasonably satisfactory to Reddington, to only those Company stockholders of record as of October 11, 2021, net of any costs of associated with making the Special Distribution. Reddington and its Affiliates expressly waived any right to participate in the Special Distribution.

CUSIP No. 28265K205	13D	Page 3 of 4 Pages

On October 1, 2021, GK Partners ApS (“GKP”) made a loan of $142,290 (the “Loan”) to Reddington. On May 17, 2022, Reddington transferred 3,557,239 shares of the Company’s Common Stock to GKP in cancelation of the Loan. I addition, on May 17, 2022, Reddington sold 778,618 shares to a private investor for a purchase price of $100.

The foregoing transactions were made in a private transaction between the Reporting Person and the Company, pursuant to exemptions under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 778,618 Shares, constituting 13.7% of the outstanding Shares. The percentage of Shares owned is based 5,681,248 Shares outstanding as of June 27, 2022, based on inquiry of the Company’s transfer agent.

(b) Mr. Rouf has the sole power to vote, direct the vote, dispose and direct the disposition of 778,618 Shares.

(c) The Shares were originally acquired on October 12, 2021 and March 17, 2022.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the issuance of the Shares for services as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 28265K205	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Rouf
Henrik Rouf